UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-3215

JOHNSON & JOHNSON
SAVINGS PLAN
(Full title of the Plan)
JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.
     Report of Independent Registered Public Accounting Firm
     Financial Statements:
          Statements of Net Assets Available for Benefits
          Statement of Changes in Net Assets Available for Benefits
          Notes to Financial Statements
     Supplemental Schedule*:
          Schedule H, line 4i — Schedule of Assets
          (Held at End of Year)

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, (“ERISA”) as amended, have been omitted because they are not required or are not applicable.
Exhibits:
23.	Consent of PricewaterhouseCoopers LLP, dated June 25, 2009

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN
By:	/s/ Kaye Foster-Cheek
Kaye Foster-Cheek
Chairman, Pension Committee

June 25, 2009

JOHNSON & JOHNSON SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2008 AND 2007

Johnson & Johnson
Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.
EX-23

Report of Independent Registered Public Accounting Firm
To the Participants of the Johnson & Johnson
Savings Plan and the Pension Committee
of Johnson & Johnson:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Johnson & Johnson Savings Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 24, 2009

Johnson & Johnson
Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$6,185,858,249	$7,530,146,042
Participant loans	82,575,734	77,047,288

Total investments	6,268,433,983	7,607,193,330
Receivables
Employee contributions	—	751
Employer contributions	—	2

Total receivables	—	753

Total assets	6,268,433,983	7,607,194,083

Liabilities
Payable for investments purchased	4,402,515
Accrued expenses	3,632,944	5,286,843

Total liabilities	8,035,459	5,286,843

Net assets available for benefits, at fair value	6,260,398,524	7,601,907,240

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,209,498)	(13,229,380)

Net assets available for benefits	$6,250,189,026	$7,588,677,860

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2008

2008

Additions to net assests attributed to
Investment Income/Loss
Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$(1,464,233,427)

Contributions
Employee contributions	443,753,808
Employer contributions	158,277,596

Total additions	(862,202,023)

Deductions from net assets attributed to:
Benefits paid to participants	456,988,893
Administrative expenses	19,297,918

Total deductions	476,286,811

Net increase/(decrease)	(1,338,488,834)

Net assets available for benefits
Beginning of year	7,588,677,860

End of year	$6,250,189,026

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The Johnson & Johnson Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson (“J&J” or the “Company”) and certain domestic subsidiaries. The Plan was designed to enhance the existing retirement program of eligible employees. The funding of the Plan is made through employee and Company contributions. The assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share in the Trust.

This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Contributions

In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan, as there is no service requirement for employee contributions.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants. Participating employees may contribute a minimum of 3% up to a maximum of 50% of eligible pay, as defined by the Plan. Contributions can be pre-tax, Roth, post-tax or a combination of all three. Pre-tax and Roth contributions may not exceed the smaller of (i) 50% of a participant’s base salary (and 1/2 paid commissions, if applicable) or (ii) $15,500 for 2008. The maximum contributions to a participant’s account including participant pre-tax, Roth and post-tax contributions and the employer match is $46,000 for 2008.

Participants age 50 and over are eligible to contribute extra pre-tax and/or Roth contributions (“catch-up contributions”) above the annual IRS limitations up to $5,000 in 2008. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax, Roth and post-tax contribution percentages that participants have elected.

After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of a participant’s contributions. The employer matching contribution is composed of cash and invested in the current investment fund mix chosen by the participant.

Investments

Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions. Rollover contributions are invested at the election of the participant.

Dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive payment via check. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund,
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

which includes shares owned in the Employee Stock Ownership Plan Fund (“ESOP”). The 2008 dividend pass-through amount paid to participants of $4,035,510 is reflected in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

For all other funds, the Trustee reinvests all dividend and interest income.

Vesting

A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

Payment of Benefits

Benefits are paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions are paid either in a lump sum payment or installment payments made on a monthly, quarterly, or annual basis over a period of years selected by the participant.

A participant’s account may be distributed to his/her beneficiaries in lump sum, in installments or maintained in the Trust upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an IRA.

Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon, at any time. Participants may withdraw pre-tax, Roth or post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

Administrative Expenses

All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Participant Loans

Participants may borrow up to a maximum of 50% of their account balance. The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000. Loans bear an interest rate of prime plus 1% and are repayable within one to five years. Due to acquisitions, there are some existing loans extending beyond five years, which must be allowed to continue once transferred into the Johnson & Johnson Savings Plan. The collateralized balance in the participant’s account bears interest at rates that range from 3.8% to 11.33%. Principal and interest is paid ratably through payroll deductions for active employees. Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported to the IRS as a distribution.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Investment Valuation and Income Recognition of the Trust

The Plan’s interest in the Trust is stated at fair value. The majority of the securities are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors, which may include the investment manager. Estimated fair market value for these securities, primarily fixed income, are typically made using pricing matrices, models or bids from brokers/dealers. Where readily available, multiple pricing sources are used by the custodian bank to verify these estimates.

As the investment funds contain various underlying assets such as stock and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds. Each fund’s net asset value for a single unit which is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation)

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net appreciation (depreciation) of the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

Payment of Benefits

Benefits are recorded when paid.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

Derivatives

The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Plan Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust had forward foreign exchange contracts outstanding at December 31, 2008 and 2007 in various currencies. At December 31, 2008 and 2007, the notional amount outstanding for these contracts in the Trust was $21,719,902 and $7,090,172, respectively, and the net currency gain/(loss) recognized during 2008 and 2007 by the Trust was $137,863 and $31,996 respectively. The Trust held no other material derivative financial instruments at December 31, 2008 and 2007.

In March 2008, the FASB issued SFAS Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, to enhance the disclosure regarding the Trust’s derivative and hedging activities, to improve the transparency of financial reporting. This statement is effective for fiscal years beginning after November 15, 2008. The adoption of SFAS No. 161 will have no impact on the Trust’s financial position, financial performance, and cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS 157 establishes the following:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-tier hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

The Plan adopted SFAS No. 157 in the fiscal first quarter of 2008, the impact of which is discussed in Note 4.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts

On December 29, 2005, the FASB released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for the Plan on December 31, 2006. The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

3.	Investments in Plan Trust

The assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 54.70% and 51.94%, respectively of the Trust’s net assets as of December 31, 2008 and 2007. The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets.

Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The following table represents the total value of investments in the Trust:

	As of December 31,
	2008	2007
Investments at fair value
Short term investment funds	$615,064,003	$605,589,905
U.S. Government and Agency securities	999,402,502	1,004,959,948
Corporate debt	605,765,016	585,744,054
Preferred stock	5,885,986	13,447,079
Common stock	6,172,253,997	8,706,451,063
Common Collective Trusts	1,225,453,603	2,394,683,035
Equities and other *	178,449,770	211,810,333
Deposits in group annuity contracts and synthetic GICs	1,582,063,704	1,130,884,176

Total Trust investments at fair value	11,384,338,581	14,653,569,593

Receivables	108,472,125	120,905,382
Liabilities	(207,830,548)	(299,589,886)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,405,457)	(13,390,868)

Net assets held in the Trust	$11,274,574,701	$14,461,494,221

*	At December 31, 2008 the Trust has unfunded commitments of underlying funds of $53,726,755 outstanding. These commitments are expected to be satisfied by distributions from existing investments.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

For the
Year Ended
December 31,
2008
Net appreciation/(depreciation) in fair value of investments
Short term investment funds	$127,387
U.S. Government and Agency securities	21,851,948
Corporate debt	(120,264,082)
Preferred stock	(12,870,109)
Commons tock	(2,820,735,126)
Common Collective Trust	(783,225,552)
Equities and other	(36,252,855)

(3,751,368,389)

Interest	128,805,127
Dividends	214,603,154

Net investment income	$(3,407,960,108)

4.	Determination of Fair Value

The Plan’s valuation methodologies were applied to all of the trust investments carried at fair value, effective January 1, 2007. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The three levels are defined based on the inputs to the valuation methodology as follows:
•	Level 1 — quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

•	Level 3 — inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.
•	Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•	U.S. government & agency issues — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

•	Corporate Debt — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed to by the interested parties.

•	Common and preferred stocks — Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•	Common Collective Trusts — The investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Assets in the Level 2 category have a quoted market price in a market that is not active.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

•	Guaranteed insurance contracts (GICs) — Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3. The fair value of the synthetic guaranteed investment contract is based on the underlying investments held in separate account portfolios. The underlying investments are U.S. Government, Agencies, Fixed Income and Asset-Backed Securities. The synthetic guaranteed investment contract and related investments are classified as Level 2. The synthetic GIC contracts had a fair value of $590,498,037 and $454,418,527 at December 31, 2008 and 2007, respectively. See Note 5 of these financial statements for further information on these contracts.

•	Other assets — Other assets are represented primarily by limited partnerships, as well as commercial loans and commercial mortgages that are not classified as corporate debt. Other assets that are exchange listed and actively traded are classified as Level 1 while inactively traded assets are classified as Level 2. Most limited partnerships represent investments in private equity and similar funds that are valued by the general partners. These, as well as any other assets valued using unobservable inputs, are classified as Level 3.
     Master Trust investments measured at fair value

	Quoted market	Observable	Unobservable
	prices inputs	inputs	inputs
December 31, 2008	(Level 1)	(Level 2)	(Level 3)	Total Assets

Short-term investment funds	$21,291,008	$593,772,995	$—	$615,064,003
U.S. government and agency securities	266,074,688	733,327,814	—	999,402,502
Corporate debt	79,657	595,867,616	9,817,743	605,765,016
Preferred stocks	5,885,986	—	—	5,885,986
Common stocks	6,170,627,010	1,156,320	470,667	6,172,253,997
Common Collective Trusts	—	1,225,453,603	—	1,225,453,603
Other assets	3,187,299	77,121,840	98,140,631	178,449,770

Trust investments at fair value	6,467,145,648	3,226,700,188	108,429,041	9,802,274,877
Guaranteed and synthetic investment contracts	—	590,497,993	991,565,711	1,582,063,704

Total Master Trust investments	$6,467,145,648	$3,817,198,181	$1,099,994,752	$11,384,338,581

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

				Guaranteed
				and synthetic
				insurance
	Corporate debt	Common stocks	Other assets	contracts
Balance December 31, 2007	$12,090,931	$1,404,825	$98,821,844	$676,465,649
Realized gains (losses)	(55,141)	1,245	(2,815,476)	6,565,253
Unrealized gains (losses) for assets still held at December 31, 2008	(18,303,203)	61,343	7,043,596	8,761,085
Purchases, sales, issuances and settlements, net	16,085,156	(996,746)	(4,909,333)	299,773,724

Balance, December 31, 2008	$9,817,743	$470,667	$98,140,631	$991,565,711

Participant Loans

Certain investments representing outstanding participant loans are included only at the Plan level. These are categorized as Level 3 for FAS reporting purposes, since the fair market value is the outstanding principal of the loans and related accrued interest receivable. Therefore, the only changes in the loan value for the year are the new issuances of loans less the loan retirements during the year.

The Plan had participant loans outstanding at December 31, 2008 and December 31, 2007 of $82.6 million and $77 million, respectively. The net increase of $5.6 million for 2008 represents loan issuances of $47.3 million, less loan retirements and payments toward outstanding loans of $41.7 million.

5.	Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic guaranteed investment contracts (GICs). The weighted average insurance financial strength rating of the insurers for these contracts is AA. These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at contract value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $968,022,313 and $668,248,591 at December 31, 2008 and 2007, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $991,565,725 and $676,465,649 at December 31, 2008 and 2007, respectively.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust. The portfolio of assets, overall of AA+ credit quality, underlying the synthetic GIC includes mortgages, corporate, and United States Treasury Notes and Bonds. The contract value of the synthetic GIC was $603,635,992 and $449,244,716 at December 31, 2008 and 2007, respectively. The fair value of the synthetic GICs is based on the fair value of the underlying pool of securities, and at December 31, 2008 and 2007 was $590,498,037 and $454,418,527, respectively.

The crediting interest rates for the synthetic GIC is calculated on a quarterly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer. The crediting interest rate for the contracts at December 31, 2008 and 2007 was 5.20% and 5.03%, respectively. Effective April 2007, the crediting rate is calculated on a monthly basis, and no longer on a quarterly basis. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market condition.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the synthetic GIC contract; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; and the initiation of an extended termination (immunization) of the synthetic GIC contract.

The average market value yield of the contracts for 2008 and 2007 was 5.07% and 4.86%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments). The average yield earned by the contracts that reflects the actual interest credited to participants for 2008 and 2007 was 5.10% and 4.80%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Related Party Transactions

Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2008 the total market value of investments in the institutional commingled funds for the Plan managed by State Street was $582,538,959.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the market value of investments in Johnson & Johnson Common Stock was $2,015,957,762 and $2,180,237,427, respectively. During the year ended December 31, 2008, the Plan made purchases of $205,289,622 and sales of $125,995,251 of the Company’s common stock. The total dividend income received during 2008 was $58,706,815.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$6,250,189,026	$7,588,677,860
Amounts allocated to withdrawing participants	(1,391,581)	(2,088,684)
Adjustment of synthetic GIC value from contract value to fair value	(12,890,536)	5,111,416

Net assets available for benefits per the Form 5500	$6,235,906,909	$7,591,700,592

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2008
Benefits paid to participants per the financial statements	$456,988,893
Add: Amounts allocated to withdrawing participants at December 31, 2008 (not yet paid)	1,391,581
Less: Amounts allocated to withdrawing participants at December 31, 2007	(2,088,684)

Benefits paid to participants per the Form 5500	$456,291,790

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2008
Total investment income per the financial statements	$(1,464,233,427)
Net change in adjustment from contract value to fair value for synthetic GIC value	$(18,001,952)

Total investment income per the Form 5500	$(1,482,235,379)

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,			Current
or Similar Party	Par or Maturity Value	Cost		Value

Plan’s interest in the Trust	Plan’s interest in the Johnson & Johnson	*	*	$6,185,858,249
	Pension and Savings Plans Master Trust

*Participant loans	Interest rates ranging from 3.8% to 11.33%	*	*	82,575,734
	Maturities ranging from 2010-2035

*	Represents party-in-interest transactions.

**	Not applicable
The accompanying notes are an integral part of these financial statements.